November 14, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:                             Sanchez Production Partners LP

Registration Statement on Form S-1 (File No. 333-213219)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, on behalf of Sanchez Production Partners LP (the “Partnership”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at 11:00 a.m., Eastern Standard Time, on November 16, 2016, or as soon thereafter as practicable.

The Partnership authorizes Scott L. Olson, who is associated with our counsel Andrews Kurth Kenyon LLP, to orally modify or withdraw this request for acceleration.

The Partnership hereby acknowledges that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Scott L. Olson of Andrews Kurth Kenyon LLP at (713) 220-4764 and that such effectiveness also be confirmed in writing.

Very truly yours,

SANCHEZ PRODUCTION PARTNERS LP

By: Sanchez Production Partners GP LLC

By:	/s/ Charles C. Ward
Charles C. Ward
Chief Financial Officer

cc:                                Gerry L. Willinger, Sanchez Production Partners GP LLC

Scott L. Olson, Andrews Kurth Kenyon LLP

Philip Haines, Andrews Kurth Kenyon LLP